Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades reports third quarter results

Kingsey Falls, Québec, November 4, 2008 — Cascades Inc. (“Cascades”) (CAS on the Toronto stock exchange) reports net earnings excluding specific items1 of $6 million ($0.06 per share) compared to net earnings of $9 million ($0.09 per share) for the same quarter in 2007. When including specific items1, the net loss for the third quarter of 2008 amounted to $7 million ($0.07 per share) compared to net earnings of $16 million ($0.16 per share) for the same period in 2007.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q3/2008	Q3/2007	Q2/2008

Sales	1,039	984	999
Operating income before depreciation and amortization (OIBD) [1]	71	93	61
Operating income from continuing operations	17	38	8
Net earnings (loss)	(7)	16	(25)
per common share	$(0.07)	$0.16	$(0.25)
Cash flow from operations (adjusted) from continuing operations [1]	43	55	36
per common share [1]	$0.43	$0.56	$0.37

Excluding specific items [1]
Operating income before depreciation and amortization (OIBD)	88	95	63
Operating income from continuing operations	34	40	10
Net earnings (loss)	6	9	(11)
per common share	$0.06	$0.09	$(0.11)
Cash flow from operations (adjusted) from continuing operations	47	56	42
per common share	$0.47	$0.57	$0.43

Note 1 - see the supplemental information on non-GAAP measures note.

Additional highlights

•                  Increase in profitability compared to the second quarter mostly explained by:

•                  The depreciation of the Canadian dollar and lower energy costs;

•                  Higher selling prices and slightly improved shipments.

•                  All operating segments showed a sequential improvement:

•                  The North American manufacturing boxboard OIBD (excluding specific items) improved from a loss of $12 million to a loss of $3 million as a result of restructuring initiatives and better market fundamentals.

•                  The Speciality Products and Tissue Papers groups increased their OIBD (excluding specific items) by 40% and 47% respectively.

•                  In comparison to the same period of last year, operating income decreased as higher selling prices were not sufficient to offset the increased cost of recycled fibres, energy and chemical products.

•                  In October, Cascades sold forward exchange derivatives contracts on its US$ denominated debt for net cash proceeds of approximately $150 million which were applied to reduce its revolving credit facility, thus increasing cash availability to close to $400 million.

•                  Cascades Tissue Group continues to gain market shares in Canada as sales of the Cascades EnviroTM 100 tissue paper brand increased by more than 300% in the last twelve months. According to the most recent ACNielsen’s data, the Cascades EnviroTM 100 tissue paper brand is now the no. 1 “green” tissue retail brand in Canada.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Following a first half of the year in which we faced very challenging business conditions, we are pleased with the significant sequential improvement in our operating income. In fact, this quarter was the first one of 2008 where increases in selling prices were not offset by higher fibre and energy costs. Additionally, we continued to profit from strong demand for our recycled tissue paper products and started to feel the benefits of the restructuring initiatives put in place in the last six months in our North American boxboard operations.”

Three-month period ended September 30, 2008

In comparison with the same period last year, sales increased $55 million or 5.6% reflecting generally higher prices.

Operating income from continuing operations amounted to $17 million compared to $38 million achieved for the same period last year. When excluding specific items, operating income from continuing operations amounted to $34 million in comparison to $40 million for the same quarter in 2007. Specific items for the third quarter of 2008 include $4 million of closure and restructuring costs and $13 million of unrealized losses on financial instruments. Specific items for the third quarter of 2007 included $1 million in closure and restructuring costs as well as $1 million of unrealized losses on financial instruments.

The net loss for the third quarter of 2008 reflects the above mentioned specific items as well as a $4 million tax recovery associated to these items. The $0.16 net earnings per share for the third quarter of 2007 included an after-tax $11 million foreign exchange gain on $U.S. denominated debt ($0.11 per share).

Nine-month period ended September 30, 2008

Sales remained relatively flat for first nine months of 2008 compared to the same period last year and amounted to $3.0 billion.

Operating income from continued operations amounted to $19 million compared to $125 million achieved for the same period last year. Operating income from continuing operations excluding specific items amounted to $52 million. This amount compares to $109 million achieved in the first nine months of 2007.

Specific items include $17 million of closure and restructuring costs, $6 million of unrealized losses on financial instruments, a $5 million loss on disposal of assets, a $3 million impairment loss on property, plant and equipment, and a $2 million negative inventory adjustment resulting from a business acquisition.

Near term outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “Notwithstanding the current economic uncertainty and the potential impact on business activity, we are cautiously optimistic about the near future as we expect to benefit from the decrease in recycled paper prices, our main cost, as well as from the drop in energy costs and the recent depreciation of the CAN$. In addition, with our recently improved liquidity situation and the diversified source of cash flows generated from our packaging and tissue businesses, we are now in a better position to face the current economic turmoil and the potential weakness that may arise in some of our markets.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid December 17, 2008 to shareholders of record at the close of business on December 3, 2008. This dividend paid by Cascades is an “eligible dividend” as per the proposed changes to the Income Tax Act (Bill C-28, Canada). In addition, in the first nine months of the year, in accordance with its normal course issuer bid, Cascades has purchased for cancellation 461,600 common shares at an average price of $7.20 per share representing an aggregate amount of approximately $3.3 million.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items:

(in millions of Canadian dollars)	Q3/2008	Q3/2007	Q2/2008

Net earnings (loss)	(7)	16	(25)
Net earnings from discontinued operations	—	6	1
Non-controlling interest	1	1	—
Share of results of significantly influenced companies	(2)	(2)	—
Provision for (recovery of) income taxes	(2)	5	(9)
Foreign exchange loss (gain) on long-term debt	—	(14)	15
Interest expense	27	26	26

Operating income (loss)	17	38	8
Specific items :
Inventory adjustment resulting from business acquisition	—	—	1
Impairment loss on property, plant and equipment	—	—	3
Closure and restructuring costs	4	1	5
Unrealized loss (gain) on financial instruments	13	1	(7)
	17	2	2

Operating income - excluding specific items	34	40	10

Depreciation and amortization	54	55	53

Operating income before depreciation and amortization - excluding specific items	88	95	63

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share [1]
(in millions of Canadian dollars, except amounts per share)	Q3/2008	Q3/2007	Q2/2008	Q3/2008	Q3/2007	Q2/2008

As per GAAP	(7)	16	(25)	$(0.07)	$0.16	$(0.25)
Specific items :
Inventory adjustment resulting from business acquisition	—	—	1	$—	$—	$—
Impairment loss on property, plant and equipment	—	—	3	$—	$—	$0.02
Closure and restructuring costs	4	1	5	$0.03	$0.01	$0.04
Unrealized loss (gain) on financial instruments	13	1	(7)	$0.10	$0.01	$(0.06)
Foreign exchange loss (gain) on long-term debt	—	(14)	15	$—	$(0.11)	$0.13
Loss included in discontinued operations	—	6	1	$—	$0.05	$0.01
Adjustment of statutory tax rate	—	(3)	—	$—	$(0.03)	$—
Tax effect on specific items	(4)	2	(4)
	13	(7)	14	$0.13	$(0.07)	$0.14

Excluding specific items	6	9	(11)	$0.06	$0.09	$(0.11)

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of dollars, except amounts per share)	Q3/2008	Q3/2007	Q2/2008	Q3/2008	Q3/2007	Q2/2008

Cash flow provided by operating activities	22	28	48
Changes in non-cash working capital components	21	31	(12)
Cash flow (adjusted) from operations	43	55	36	$0.43	$0.56	$0.37
Specific items :
Inventory adjustment resulting from business acquisition	—	—	1	—	—	$0.01
Closure and restructuring costs, net of current income tax	4	1	5	$0.04	$0.01	$0.05

Excluding specific items	47	56	42	$0.47	$0.57	$0.43

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 14,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Christian Dubé
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications
and Public Affairs
(514) 912-3790

INVESTORS
Didier Filion
Director, Investor relations
(514) 282-2697